FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Calquence data to show improved progression-free survival in Phase III front-line chronic lymphocytic leukaemia trial at ASH 2019 Annual Meeting

6 November 2019 14:00 GMT

Calquence data to show improved progression-free survival in Phase III front-line chronic lymphocytic leukaemia trial at ASH 2019 Annual Meeting

Robust early-stage pipeline advancements and presentations across multiple scientific platforms demonstrate potential to improve treatment outcomes in blood cancers with high unmet need

AstraZeneca will present the first data from the Phase III ELEVATE-TN trial assessing Calquence (acalabrutinib), a next-generation selective Bruton's tyrosine kinase (BTK) inhibitor, in patients with previously untreated chronic lymphocytic leukaemia (CLL), as well as data from novel-combination trials across multiple blood cancers at the 2019 American Society of Hematology (ASH) Annual Meeting and Exposition in Orlando, USA, December 7-10.1

The Company will present over 30 abstracts, including seven oral presentations, in CLL, mantle cell lymphoma (MCL), acute myeloid leukaemia (AML), diffuse large B-cell lymphoma (DLBCL) and multiple myeloma (MM). Key data include:

●
The first presentation of data from the pivotal Phase III ELEVATE-TN trial evaluating Calquence in combination with obinutuzumab and Calquence monotherapy versus obinutuzumab combined with chlorambucil chemotherapy in previously untreated CLL
●
Long-term efficacy, safety and tolerability data on Calquence in relapsed or refractory CLL from the Phase I/II ACE-CL-001 trial
●
First-time data on roxadustat as a potential new treatment for anaemia in patients with primary myelodysplastic syndrome (MDS)

Dave Fredrickson, Executive Vice President, Oncology Business Unit said: "AstraZeneca continues to demonstrate its strength in haematology, presenting new research at ASH that spans targeted therapies across eight blood cancers. This year we are especially excited to present the ELEVATE-TN data demonstrating the impressive efficacy and tolerability of Calquence in 1st-line chronic lymphocytic leukaemia."

Key headline data from the Calquence Phase III ELEVATE-TN trial
Efficacy measure	Calquence plus obinutuzumab N = 179	Calquence monotherapy N = 179	Obinutuzumab plus chlorambucil N = 177
Stratified analysis, median follow-up 28 months
Hazard ratio for PFS endpoint (vs. obinutuzumab + chlorambucil), stratified analysis	HR 0.10 (primary endpoint) 95% CI 0.06-0.17, P<0.0001 median not reached	HR 0.20 (secondary endpoint) 95% CI 0.13-0.30, p<0.0001 median not reached	n/a median 22.6 months

Select adverse events (AEs) include infusion reactions, which were less frequent with Calquence plus obinutuzumab (13%) than with obinutuzumab plus chlorambucil (40%). Additionally, AEs led to treatment discontinuation in 11% of patients on Calquence plus obinutuzumab, 9% of patients on Calquence, and 14% of patients on obinutuzumab plus chlorambucil. With >2 y of follow-up, 79% of patients in both the Calquence-containing arms remain on Calquence as a monotherapy. Other select AEs (Calquence plus obinutuzumab or Calquence vs chlorambucil plus obinutuzumab) included atrial fibrillation (any grade: 3% or 4% vs. 1%), bleeding (any grade/Grade ≥3: 43%/2% or 39%/2% vs. 12%/0%), and hypertension (Grade ≥3: 3% or 2% vs. 3%).

Full data from the ELEVATE-TN trial will be presented at ASH by the primary investigators. AstraZeneca has submitted Calquence for US regulatory review in 1st-line and relapsed/refractory CLL.

Raising the bar for CLL treatment outcomes with Calquence
In addition to the oral presentation of the ELEVATE-TN results, key presentations include:

●
An oral presentation on preliminary data from a Phase II investigator-initiated trial evaluating Calquence combined with obinutuzumab and venetoclax in patients with previously untreated CLL, including high-risk disease status and a trial-in-progress poster detailing an ongoing Phase III trial to evaluate this novel combination in patients with previously untreated CLL without del(17p) or TP53 mutation.
●
Long-term (42-month) follow-up results from the Phase I/II ACE-CL-001 trial confirming Calquence initial efficacy from this trial for the treatment of relapsed or refractory CLL and providing additional data on duration of response and long-term tolerability.

Exploring a potential treatment option for a challenging comorbidity in blood cancer

●
An oral presentation on first-time data from a global Phase III trial evaluating roxadustat to treat anaemia in patients with primary MDS. Considered a type of cancer, MDS is a group of diverse bone marrow disorders in which the bone marrow does not produce enough healthy blood cells. Approximately one in three MDS patients can progress to AML.2

Exploring potential new medicines from the pipeline and new treatment strategies for aggressive or treatment-resistant blood cancers

●
In AML, an oral presentation and four poster presentations, including results from an Imfinzi (durvalumab) and azacitidine combination for the 1st-line treatment of older, chemotherapy-ineligible patients and data from a Phase I/II clinical trial of AZD2811(nanoparticles) as a monotherapy or in combination with azacitidine in previously untreated or relapsed/refractory patients who are not eligible for intensive induction therapy.
●
In DLBCL, five abstracts, including a poster presentation detailing the ongoing Phase I PRISM trial of Calquence in four different combinations with potential new medicines targeting STAT3, ATR, CD47 and BRD4.
●
In MM, three poster presentations, including results of a Phase I trial of MEDI2228, a BCMA antibody-PBD conjugate and potential new medicine, as a monotherapy and in combinations with bortezomib and DNA-damage response medicines and results from an in vitro trial of AZD4785 alone or with proteasome inhibitors targeting mutant KRAS.

Key AstraZeneca presentations at ASH 2019

Sharman, J.	ELEVATE TN: Phase 3 Study of Acalabrutinib Combined with Obinutuzumab (O) or Alone vs O Plus Chlorambucil (Clb) in Patients (Pts) With Treatment-Naive Chronic Lymphocytic Leukemia (CLL)	Oral Presentation Saturday 7 December 07:30 ET Orange County Convention Center, Hall D
Lampson, BL.	Preliminary Safety and Efficacy Results from a Phase 2 Study of Acalabrutinib, Venetoclax and Obinutuzumab in Patients with Previously Untreated Chronic Lymphocytic Leukemia (CLL)	Oral Presentation Saturday 7 December 07:45 ET Orange County Convention Center, Hall D
Frei, CR.	Treatment Patterns and Outcomes of 1205 Patients on Novel Agents in the US Veterans Health Administration (VHA) System: Results from Retrospective EMR and Chart Review Study in the Real-World Setting	Oral Presentation Monday 9 December 15:15 ET Orange County Convention Center, Valencia A (W415A)
Goyal, RK.	Overall Survival, Adverse Events, and Economic Burden in Medicare Patients with Chronic Lymphocytic Leukemia Receiving Cancer-Directed Therapy	Oral Presentation Monday 9 December 15:15 ET Orange County Convention Center, Valencia A (W415A)
Furman, RR.	Acalabrutinib Monotherapy in Patients with Relapsed/Refractory Chronic Lymphocytic Leukemia: 42-Month Follow-Up of a Phase 2 Study	Poster Presentation Sunday 8 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Brown, JR.
A Phase 3 Trial Comparing the Efficacy and Safety of Acalabrutinib in Combination with Venetoclax with or without Obinutuzumab, Compared with Investigator's Choice of Chemoimmunotherapy in Patients with Previously Untreated Chronic Lymphocytic Leukemia (CLL) without del(17p) or TP53 Mutation
Poster Presentation Monday 9 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Mantle cell lymphoma
Kabadi, S.	Overall Survival, Adverse Events, and Economic Burden in Medicare-Insured Patients with Mantle Cell Lymphoma Receiving Cancer-Directed Therapy	Oral Presentation Saturday 7 December 08:00 ET Orange County Convention Center, W308
Ryan, K.	Characteristics of Mantle Cell Lymphoma (MCL) and Chronic Lymphocytic Leukemia (CLL) Patients Treated with Acalabrutinib in a Real World Setting in the United States	Poster Presentation Sunday 8 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Acute myeloid leukaemia
Zeidan, A.
Efficacy and Safety of Azacitidine (AZA) in Combination with the Anti-PD-L1 Durvalumab (durva) for the Front-line Treatment of Older Patients (pts) with Acute Myeloid Leukemia (AML) Who Are Unfit for Intensive Chemotherapy (IC) and Pts with Higher-Risk Myelodysplastic Syndromes (HR-MDS): Results from a Large, International, Randomized Phase 2 Study
Oral Presentation Monday 9 December 16:30 ET Orange County Convention Center, Chapin Theater (W320)
Donnellan, W.	A Phase I/II Study of AZD2811NP as Monotherapy or in Combination in Treatment-Naïve or R/R AML/MDS Patients Not Eligible for Intensive Induction Therapy	Poster Presentation Monday 9 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Diffuse large B-cell lymphoma
Roschewski, M.	PRISM: A Platform Protocol for the Treatment of Relapsed/Refractory Aggressive Non-Hodgkin Lymphoma	Poster Presentation Sunday 8 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Moskowitz, CH.	Safety and Antitumor Activity Study of Loncastuximab Tesirine and Durvalumab in Diffuse Large B-Cell, Mantle Cell, or Follicular Lymphoma
Multiple myeloma
Xing, L.	Anti-BCMA PBD MEDI2228 combats drug resistance and synergizes with bortezomib and inhibitors to DNA damage response in multiple myeloma	Poster Presentation Saturday 7 December 17:30 - 19:30 ET Orange County Convention Center, Hall B
Sacco, A.	Specific targeting of KRAS using a novel high-affinity KRAS antisense oligonucleotide in myeloma.	Poster Presentation Sunday 8 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Xing, L.	MEDI2228, a novel BCMA antibody-PBD conjugate, sensitizes human multiple myeloma cells to NK cell-mediated cytotoxicity and upregulates CD38 expression in MM cells: clinical implication	Poster Presentation Sunday 8 December 18:00 - 20:00 ET Orange County Convention Center, Hall B
Primary MDS-induced anaemia
Henry, D.	Roxadustat (FG4592; ASP1517; AZD9941) in the Treatment of Anemia in Patients with Lower Risk Myelodysplastic Syndrome (LR-MDS) and Low Red Blood Cell (RBC) Transfusion Burden (LTB)	Oral Presentation Monday 9 December 16:30 - 18:00 ET Orange County Convention Center, W311ABCD

About ELEVATE-TN
ELEVATE-TN (ACE-CL-007) is a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence in combination with obinutuzumab, a CD20 monoclonal antibody, or Calquence alone vs. chlorambucil, a chemotherapy, in combination with obinutuzumab in previously untreated patients with CLL. In the trial, 535 patients were randomised (1:1:1) into three arms. Patients in the first arm received chlorambucil in combination with obinutuzumab. Patients in the second arm received Calquence (100mg twice daily until disease progression or unacceptable toxicity) in combination with obinutuzumab. Patients in the third arm received Calquence monotherapy (100mg twice daily until disease progression or unacceptable toxicity).3

The primary endpoint is progression-free survival (PFS) in the Calquence and obinutuzumab arm compared to the chlorambucil and obinutuzumab arm, assessed by an independent review committee (IRC), and a key secondary endpoint is IRC-assessed PFS in the Calquence monotherapy arm compared to the chlorambucil and obinutuzumab arm. Other secondary endpoints include objective response rate, time to next treatment and overall survival.3

About AstraZeneca in Haematology
Leveraging its strength in oncology, AstraZeneca has established haematology as one of four key oncology disease areas of focus. The Company's haematology franchise includes two US FDA-approved medicines and a robust global development programme for a broad portfolio of potential blood cancer treatments. Acerta Pharma serves as AstraZeneca's haematology research and development arm. AstraZeneca partners with like-minded science-led companies to advance the discovery and development of therapies to address unmet need.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as one of AstraZeneca's four Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Matt Kent	Oncology	+44 203 749 5906
Jennifer Hursit	BioPharmaceuticals	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, Metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (Renal), ESG	+44 203 749 5716
Josie Afolabi	BioPharmaceuticals (Respiratory), other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1. Barf T, et al. Acalabrutinib (ACP-196): A Covalent Bruton Tyrosine Kinase Inhibitor with a Differentiated Selectivity and In Vivo Potency Profile. J Pharmacol Exp Ther. 2017;363 (2) 240-252. Available online. Accessed October 2019.
2. American Cancer Society. What Are Myelodysplastic Syndromes? Available online. Accessed October 2019.
3. ClinicalTrials.gov. Elevate CLL TN: Study of Obinutuzumab + Chlorambucil, Acalabrutinib (ACP-196) + Obinutuzumab, and Acalabrutinib in Subjects With Previously Untreated CLL. NCT02475681. Available online. Accessed October 2019.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 06 November 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary